Filed by BRC Inc. and SilverBox Engaged Merger Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SilverBox Engaged Merger Corp I

Commission File No.: 001-40118

The following is a transcript of a podcast with Tom Davin, Co-Chief Executive Officer of Black Rifle Coffee Company, and Joe Reece, Executive Chairman of SilverBox Engaged Merger Corp I, on Know Who Drives Return – Boardroom Alpha:

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

David Drapkin:	Hey everyone. Thanks for listening to Know Who Drives Return. To listen to all of our podcasts, be sure to visit podcast.boardroomalpha.com and make sure to subscribe so you don't miss any. For ongoing daily analysis, check out our channel at thestreet.com/boardroomalpha, and don't forget to sign up for our newsletter. And now back to the episode.

David Drapkin:	Alright. Hey everyone. Welcome back to another episode of Know Who Drives Return. I'm David Drapkin. Today, I'm really excited to talk to Tom Davin, who's the co-CEO of Black Rifle Coffee and Joe Reece, the executive chairman of SilverBox Engaged Merger Corp., the SPAC that Black Rifle is going public with. I believe their shareholder vote is set up for, for February 3rd, so look out for that. Black Rifle's an awesome company, mission driven, and they have such a strong brand that I'm really excited to talk to Tom and Joe about. So, Tom, Joe, really thanks for taking the time here to talk to us.

Tom Davin:	Thank you. Great to be with you, David.

David Drapkin:	Alright. So first off, Tom, how about give us a little introduction to yourself and interested to hear about, you know, your operational background, which seems pretty strong, whether it's, you know, Taco Bell, Panda Express or 5.11, and sort of how that brought you to, to joining Black Rifle a couple years ago.

Tom Davin:	Absolutely. So, I went to school at Duke University – go Duke Blue Devils – joined the Marine Corps right out of college. And of course, my friends and my parents said, 'what is wrong with you? Why did you join the Marine Corps?' It was over 30 years ago, it was not popular to do it at the time, but I loved every minute of being an infantry officer in the Marine Corps, was fortunate enough to leave the Marines and go to Harvard and acquired my MBA there. I started my career actually at Goldman Sachs. I was in the merger group, and I loved it, but I didn't find it satisfying. I missed leading troops in the field. So, I cross-decked over to PepsiCo. I was inhouse director of M and a at PepsiCo leveraging what I had learned at Goldman Sachs. And by the way, while there I met Howard Schultz and pitched him on the idea of a joint venture that became the PepsiCo Starbucks JV. And today we compete against that JV – quite successfully, I might add. From PepsiCo, I went to Taco Bell where I spent about three years running a division out of the south. I was lucky enough that I used my leadership skills from the Marine Corps, just basic Marine Corps tactics, that got me promoted to chief operating officer. I was a founder of Yum in 1997 and when that was spun off from PepsiCo. From there, I went to Panda Express and I worked with Peggy and Andrew showing the brilliant founders of Panda to expand that concept to the east. From there, I did a turnaround at 5.11 Tactical, and while there I met Evan Hafer and I pitched Evan on the idea of selling his products, Black Rifle coffee products in the 5.11 retail stores. As it turns out at that point, Evan had started the company earlier and in 2017, was almost entirely direct to consumer. So, Evan said, 'Sure, let's give it a whirl.' We sold a bunch of coffee, hats, t-shirts and the like in 5.11 and Evan said, 'You know what? I would love to have you join the board of directors and invest in the company,' which I was able to do in 2018. Then in 2019, I came inside as co-CEO. So, it's been one heck a ride. And I'm able to leverage what I learned in multi-unit retail, what I learned in beverages, what I learned in leadership. And I really feel home in a company where half of the people who work there happen to be veterans.

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

David Drapkin:	Right, right. Thanks for that background, that was great. And so, you did bring up a point and I want to touch on it. A, so obviously, you know, veteran focused, veteran support is in the life blood of Black Rifle Coffee. Can you talk about just the importance of that and what that means to you as a veteran? And I think something like 50% of the company are veterans, how does that contribute to your culture and what it means to you?

Tom Davin:	It really goes back to when Evan started the company in his garage in 2014, out in Sugar House, part of Salt Lake City, he really wanted to honor his colleagues. He had spent about 20 years first as a green beret, later as a CIA contractor. And so for him, it was 'How do I create a business that not only solves the problem, I want coffee shipped to my home, I never want to run out. I don't want to have to remember to go buy coffee. How do I solve that problem? How do I serve other veterans? How do I create jobs? How do I inspire other companies to hire more veterans?' So that's really been part of the mission from day one. And because it really is a higher calling in a world where people may not support whatever the local military action is, but virtually everybody in the United States supports those who've served in the military. And those who are currently serving – you know, same with police, fire and EMTs. So, we honor those who serve, and it really gives us that reason to get out of bed every day, charge into the office, take care of customers and honor those who are serving today. And it's really a unique, competitive advantage.

David Drapkin:	Right. Right. And, and, and you mentioned this a little bit with this like merchandise, and we'll get into more details later.

Tom Davin:	Right.

David Drapkin:	But it's crazy how much brand loyalty it seems like you have. You know, a coffee company is the ethos, but you know, you really come off just you know – researching about you and seeing you around – as like a lifestyle brand. How have you guys managed to, to generate such strong brand loyalty in your brand and the content that you produce and such?

Tom Davin:	Sure. I think it really gets to the authenticity of the story. So, it all starts with Evan, the founder and what he's done. I mean, it truly is a great American business success story. He had a one-pound roaster in his garage, $1,800 to get the company started. The business did 1.3 million in revenue, 2015. And from day one, Evan was working social media, I mean there's Facebook, and then Instagram and other platforms evolved. He was always ahead of the curve, and he'd be wearing a Black Rifle Coffee hat and a Black Rifle Coffee sweatshirt, or t-shirt. So, from day one, people have signed onto the movement, even people – and we might know some – even people who don't like coffee love the brand. Why? Because it stands for something and it's a great American success story.

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

David Drapkin:	Right, right. Yeah. So it seems like the, the subscription-based, you know, part of your business is the legacy business and the biggest part of the business. Can you talk a little bit about that and maybe some prospects you see there as well?

Tom Davin:	Sure. Yeah, it's interesting. When I sat down with Evan Hafer in the middle of 2017, he had 20,000 subscribers. Today, we have over 285,000 subscribers to what we call our coffee club. So that will always be foundational to the business. And again, it's solving the problem of how do you get fresh roasted coffee delivered to your home? So, we drive that business with product innovation, marketing, social media, we expect to grow that business on a very sustainable basis. And today it's $163 million of what was $230 million in revenue last year, the $163 came from direct to consumer. And the largest portion of that was subscription. So, I would encourage anybody who's listening, if you haven't tried our coffee, go online, sign up as a subscriber, doesn't cost anything to subscribe, cancel anytime. It's a great business model. And we think we are the biggest in that category, at least in the U.S.

David Drapkin:	Right, right. Yeah. I got to buy some, some rounds, the K-cups.

Tom Davin:	There you go. They're, they're not K-cups. They're rounds.

David Drapkin:	They're rounds. I like that. Right. So, building off of that, let's talk about some of the new, the new areas or, or, or areas that you see more growth toward the business. What sort of channels are you focused on in the near term to grow the business even bigger?

Tom Davin:	You bet. So as mentioned, when I was running 5.11, I called Evan and pitched him on the idea of 'Let's create a great looking fixture. Let's put it on the floor of these 5.11 retail stores.' And that later led to a partnership with Bass Pro. So, one key growth area is wholesale, where we're selling product to leading retailers, typically outdoor retailers who have a great customer base that we can reach a little bit differently than we do online. So, Bass Pro and Cabela's, we announced a partnership with them in early 2020. And we're now in all 152 Bass Pro and Cabela's. We're very excited about that partnership, as one example of wholesale. Ready to drink also falls under that wholesale category. Again, going back to some of my earlier times at PepsiCo, we actually reached out to some of the same exact partners. Twenty plus years later, we launched two SKUs and in 2020, we added two more. So we've got a total of four ready to drink coffee SKUs. That's a massive $4 billion addressable market. The leader of course, is Starbucks with more than a 50 share. So we're earning our keep in the cold case, but that's a very significant part of the business. And then finally, what most people notice when they're in one of our markets where we have a store, we have these coffee shops that we call outposts. And they're very exciting because they bring the entire brand to life. And we found that particularly in the state of Texas, the numbers are remarkable.

David Drapkin:	And so how many stores are open today and sort of what sort of runway do you think you have there in terms of number of stores and, and geographies that you're looking at getting?

Tom Davin:	In terms of the outpost model, we've got 16 open today; half are company, half are franchise. Our franchise partners are going to open at least five this year. We will open at least 15. Our goal is to open 30 company-owned in 2023 and, and really to get to a run rate of about 40 per year or think about 10 per quarter. What's so exciting is about 48% of the mix of product that's sold in those outposts is a combination of coffee and merchandise, really does speak to what you may mentioned earlier. We're a lifestyle brand. And when people come in and buy the hat, the t-shirt, grab some drink, wear and walk around town, they get the high five, the fist bump, Hey, you're part of the community.

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

David Drapkin:	Right, right. And so you said 50% franchise vs. company owned is kind of how you're envisioning the physical?

Tom Davin	That's, where it is today, David. We anticipate that by the time we exit next year, 2023 going in 24, we're gonna be about 80% company-owned.

David Drapkin:	Got it.

Tom Davin:	Mostly because since we're building what we call this omnichannel flywheel model, we wanna connect all parts of the customer journey. However, you come into the brand, we're gonna use technology that's currently being developed to make it as easy and frictionless as possible to consume content, to buy product, to order, head, pick up and store and the like.

David Drapkin:	Right. And now a word from our sponsor, Boardroom Alpha. Boardroom Alpha's SPAC intelligent platform tracks every spec vehicle from pre-IPO all the way through to their de-SPAC merger. It is a one stop shop data platform tracking each constituent across the entire SPAC lifecycle. Know the team and the sponsor behind each SPAC with full SPAC history, person and sponsor historical performance, as well as deal info. Track the market. We deliver daily aggregate discount/premiums of SPACs, total issuance trends and returns, biggest daily movers and upcoming SPAC calendar. Get immediate and real-time access to investor materials, institutional holders, structures, redemptions filings, and more. To learn more or register for a free trial, please visit www.boardroomalpha.com/spac.

David Drapkin:	So obviously there's a, a bit of a cost to developing, you know, the physical stores a lot of CapEx in the next, in the next couple years, you know, how long do you think it would take to sort of be able to turn a profit on some of that investment?

Tom Davin:	Right. So as we've told our investors, it takes about $1.4 million in capital to build a store. That would include the cost of everything from the ground up. And the great thing about these shops, they average about two point million average unit volume or AUV is the buzzword. And they literally are profitable from day one. And so, we're achieving that two and a half million and about a 25%, four wall EBITDA, right? So, when one does the math, just from coffee shops, throwing off enough capital to build the new shops, that'll happen in the 24, 25 time period.

David Drapkin:	Cool. And, and we keep mentioning merchandise, so I want to talk about that a little bit. And Joe, I read the, the analyst day transcript. I like your story about walking through the airports and people recognizing, you know, the Black Rifle shirt and giving you high fives. I'm going to have to buy, you know, a death before decaf shirt from your site. And so, talk about the plan for the merger, it seems like it could be such a strong business, and we've seen this phenomenon in the recent years, like not only with companies like yourselves, but you know, these digital brands that, that are able to do so well with, with the loyalty and the merchandise sales. So is that a big focus for you guys going forward?

Tom Davin:	Joe, you want to touch on that?

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

Joe Reece:	Yeah. Tom has probably heard this story too many times to repeat David, you know, you noted my story walking through the airport. I think that merchandise is driven by the mission and the fact that these guys are so mission-driven and so focused on creating a company and growing a company that's going to generate extraordinary shareholder value will enable them to fulfill that mission. And that really does drive the demand for merch. When you think about the tsunami of demand that consumers have right now, where they share the values of the company from whom they're shopping, we think that's a trend that's going to continue to accelerate and drive and enable the company to scale. I mean, right now the company probably does about 12% of its sales in merchandise. Given the growth of the outpost that we've projected and the scale of the company, we see no reason that can't increase.

David Drapkin:	Right, that makes sense. And Joe remiss not to have you introduce yourself at the beginning. And so why don't we shift a little bit toward the SPAC and the deal. So Joe, first of all, why don't you give your background and then we can get into, you know, the link-up between SilverBox Engaged and Back Rifle.

Joe Reece:	Absolutely. Well, thank you. And Tom likes to make fun of me because I always start out by saying this is my 35th year on Wall Street. All that really means is I'm always the oldest guy on every call that we do. I spent 10 of those years working as a lawyer first at the SEC and then a small firm in New York called Skadden Arps, and then spent about 20 years at Credit Suisse running a variety of the businesses and then went over to run UBS. And then in 2018, we formed the predecessor to SilverBox called Boxwood Holdings, which has now migrated to SilverBox. SilverBox Engaged is our second SPAC. We were pleased to hook up with Evan and Tom and team and the folks from Sterling and all the partners that were involved there, just because we share their passion for the mission and believe that that's got the foundation for an exceptional acquisition.

David Drapkin:	Right. And so what, what else attracted you to the Black Rifle team? And, you know, I'm sure you were evaluating many different targets when you decide when you formed your SPAC. And so walk us a little bit through, through that process?

Tom Davin:	It wasn't just the free t-shirts, right Joe?

Joe Reece:	I actually pay for my t-shirts, I'm a customer. It was actually, it's a great question. So we actually looked at well over 200 targets in four months, and we ultimately got introduced to the folks at Black Rifle. And for us as a team, there were five things that we really resonated with us. And we've already talked, David, about the mission. That was the first thing. And it really does drive intense brand loyalty. The second thing that we noted was the size and the nature of the opportunity, just coffee in the U.S. is a $45 billion category. And it is a daily ritualistic consumable. We love that. There's no technology risk here, it's only execution risk. Third was the financial profile of the company. In 2019, this company did just over $82 million of revenue. In 2021, it did over $230 – that's nearly triple. We would expect, based on the company's plans in the next two years, to nearly double. When you couple that with some of the gross margin profiles that Tom mentioned, we just thought it was exceptional. The fourth thing that really appealed to us was the fact that it was digitally native and Tom affectionately calls the business generation opportunity here "the flywheel," and he's right, because we know exactly where to site stores, we know where our customers live, we know what their consumption habits are. That provides us a great opportunity to roll out new product, to have brand extension, to sell more merchandise and to deliver our customers what they wanted, where they want it. And then finally, and this might be the most important thing that attracted to us. It was the team – it's Tom it's, Evan, it's Toby, it's everyone. And to me, when I think about what Evan did, that's a success story for all Americans. This isn't political at all to me, it's all about great business. Here's a young man who grew up in Idaho, his father was a logger, his grandfather was a logger and he's created a great American company that we are, frankly, just really pleased to be a part of.

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

David Drapkin:	Those all make sense. And you mentioned not political. And I think I read the number one reason the customers love your coffee, they say, is supporting the military or the veteran cause. Do you know what percentage of your customers are veterans? And are you finding that folks who aren't veterans are still very supportive of the vision?

Tom Davin:	Absolutely. So based on store data and the info we get, where people log into the website and say, 'Hey, I'm a veteran,' 20-25% of our customers are veterans. If you look more broadly at how many people in the U.S are veterans, retired military, or have family members with a military connection, that's about 64 million adults in the United States. And figure there's a couple hundred million adult coffee drinkers. So, you've got maybe 30ish percent of adult coffee drinkers have some direct connection to the military through their direct service or family members.

David Drapkin:	Cool. Yeah.

Tom Davin:	But all are welcome, David. If you didn't have a chance to serve, and how many people I run into every week is quite remarkable to say, 'I really wanted to be a recon Marine or a Navy seal or a green beret, but I went and did something else,' like great, come join our cause.

David Drapkin:	Right. Right. And so back to the deal, cause I read that, you know, part of the financing you'll be, you'll be donating some shares. And then maybe it's a question for Joe, but can you talk about, you know, your guys' commitment to the PIPE and a little bit about the backstop financing that's in place, just given, you know, stock market these days is, you know, a high redemption world.

Joe Reece:	Yeah, absolutely. It's a good question. Look, we, we committed to our investors that we were only going to do SPACs where we had a forward purchase agreement in place that would enable us to guarantee some level of certainty of cash on the back-end. The minimum cash condition in this particular transaction between SilverBox and Black Rifle is $300 million. We've already met that. And that was met through three components. One, our forward purchase agreement that our partner at Engaged provided, that's a hundred million. We raised $100 million of a PIPE behind that from friends and families and institutions with whom we have a relationship. And that same group of investors then also provided a backstop of an additional $100 million in the event we have outsized redemption. So, our ability to be a solution to Black Rifle, wasn't just to get the company public, but it was get the company public with the appropriate capital structure.

David Drapkin:	Right. Of course. So set up.

Tom Davin:	And David and I was just gonna build on Joe's comment. That's why we as a leadership team at Black Rifle Coffee along with our board of directors said, 'You know what? This is a very unique group of people.' Joe and his partners who really got what we're all about. It's that higher calling with the mission, combined with a very thoughtful SPAC structure.

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

David Drapkin:	No, that makes sense. And you have write-outs in place. And so that's, that's all very shareholder-friendly, excuse me. So I'm a retail investor, you know, I'm looking to buy, I wanna get in on the Black Rifle game, you know, who do I think about and, and how do I level-set, any public comps that you might have out there? How can I think about, you know, the valuation that you struck in, in context of, of any peers?

Tom Davin:	Joe, you're our Wall Street expert. I'm gonna throw that one over to you.

Joe Reece:	Yeah. Valuation a moment in time. And everybody loves to look at the comp set. I think the comp that jumps out for most people right now is Dutch Brothers. And that's a great company, but it's a different company. I'm happy to wear Black Rifle t-shirts and Tom was poking a little fun at me earlier when he said there are even people that don't like coffee who love our brand – that would be me. I've never had a cup of coffee ever, but I do love the brand. And I think that when I think about a comp, I look at Dutch Bros with 400 some retail outlets, I look at Starbucks with over 15,000. I look at this company with 16 and we've already gotten nearly a quarter billion dollars of revenue. I think the upside and the growth potential here, where, again, we'll double sales in the next two years. It's hard to find a really good comp. A lot of folks have said, oh, are you like a Shake Shack? Are you a Yeti? Are you a Dutch Brothers? I think we really like any, but I think if I had to pick a one comp, I'd say we're probably more like a Dutch Brothers in that we both sell coffee in a differentiated manner to a loyal following. The, the benefit that Black Rifle has, there is no more loyal customer than a Black Rifle customer, as evidenced by my fist bumps in both JFK and LAX.

David Drapkin:	Yeah. Low churn from your loyal customers. And so you don't drink coffee, any plans to expand to other beverages or food items down the line?

Joe Reece:	I got a killer hot chocolate.

Tom Davin:	The killer hot chocolate that we call, of course, Combat Cocoa.

David Drapkin:	Okay. Any, any energy drinks or the like?

Tom Davin:	We'll be developing a blended energy drink that will be available in our Black Rifle Coffee outpost come this summer. So, absolutely, whatever it takes to make Joe happy short of a cup coffee.

Joe Reece:	I love that. That's the first time he's actually said that, the make me happy part. I love that.

David Drapkin:	And so you spoke a little bit about the technology platform that, that you, that you operate on. Is that, is that a proprietary technology that you guys have all developed yourself and how do you think that helps, you know, helps the business?

David Drapkin:	No, we basically have NetSuite as our ERP we've got some in-house solutions, but what's customer-facing is one of the major shopping cart solution providers. And then we have a subscription billing engine on the backside. We're gonna replace both of those vendors with a new headless commerce solution and a much easier to use back-end subscription billing platform. So for instance, today, David, if you were a subscriber and you subscribed at two bags of our number one, selling coffee, Just Black, and you said, you know what, I wanna swap one of those bags for Silence or Smooth, which would be a light rather than a medium roast. It's almost impossible to do that on your today through our app or through the website. So people either cancel and resubscribe, or they have to call our customer service by the middle of this year. We're gonna have a very easy to use solution where you can go in and do that yourself. And that frankly is table stakes in the subscription business.

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

David Drapkin:	Got it. Yeah. And so in terms of marketing any, any new promotions to highlight or on the horizon that we should look out for?

Tom Davin:	Well, we're always gonna promote at the store and online, but I think what's particularly exciting is we're evolving our marketing mix and we're going into new categories of customers where we think we've got a similar ethos with the customers. So, a couple examples would be Travis Pastrana. We just announced a major partnership with Travis. What's relevant is he's been a Red Bull athlete for about 20 years. He literally said, 'I'm not doing this just to get a paycheck. I'm doing it because I know the people at Black Rifle. They're great folks. And I love the mission.' So, Travis is coming over and we'll create a whole lot of tentpole content with him. So, some great stuff will come out by February or March.

David Drapkin:	Any plans to, to capitalize on the NFT space or, or, or the metaverse?

Tom Davin:	You know, I'm pushing on that internally. It's like, you've read my email. You know, right now we don't have a plan to launch NFTs, but I love that concept.

David Drapkin:	Yeah. It's interesting, you know, brands have such a unique opportunity right now to capitalize on stuff like that. Well hey, you know, Tom and Joe, this was really great, very interesting. You know, the company's awesome, love following you guys. Best of luck, you know, as you go forward and under the public markets. Any final, you know, or anything you wanna get across?

Tom Davin:	Yeah. I'll just close by saying, David, we appreciate being on the podcast. So, keep up the great work. And as it relates to Black Rifle Coffee, we're trying to put the fun back into the coffee business and do it in a really unique, purposeful way. Our goal is to hire 10,000 veterans over time. And along the way, inspire other companies to hire veterans because veterans do have a lot of capability, but some unique needs as well.

David Drapkin:	Of course. Appreciate it, guys.

Joe Reece:	You bet. Thanks, David.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SBEA. Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, BRC Inc. (“PubCo”) has filed a Registration Statement on Form S-4 with the SEC. PubCo has filed a registration statement on Form S-4 (Registration No. 333-260942) with the SEC, which includes a proxy statement of SBEA and a prospectus of PubCo, referred to as a proxy statement/prospectus. The definitive proxy statement was filed with the SEC on January 13, 2022 and was sent to all SBEA stockholders as of January 3, 2022, the record date for voting at the Special Meeting. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SBEA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Coffee Company or Lifestyle Brand? Black Rifle Coffee Set for Vote on SPAC Deal with SBEA

Transcript: Boardroom Alpha Know Who Drives Return Podcast

Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SBEA through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.